Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Security Class Add1 COMMON Add2 add3 Holder Account Number add4 add5 C1234567890    IND add6 Fold Form of Proxy—Annual General Meeting to be held on Tuesday, November 30, 2021 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Pacific Time, on Friday, November 26, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents To Virtually Attend the Meeting Electronically • Call the number listed BELOW from a touch • Go to the following web • You can enroll to receive future • You can attend the meeting virtually via tone telephone. site: www.investorvote.com securityholder communications teleconference. 1-866-732-VOTE (8683) Toll Free • Smartphone? electronically by visiting    Scan the QR code www.investorcentre.com. to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01RTRE

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder I/We being holder(s) of securities of ImmunoPrecise Antibodies Ltd. Print the name of the person you are (the “Company”) hereby appoint: Jennifer Bath, an officer and director OR appointing if this person is someone of the Company, or failing this person, James Kuo, a director of the other than the Management Nominees Company, or failing this person, Lisa Helbling, an officer of the Company, listed herein. or failing this person, Paul Andreola, a director of the Company (the “Management Nominees”) as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held via teleconference as set forth in detail in the accompanying Information Circular on Tuesday, November 30, 2021 at 10:00 am, Pacific Time and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Number of Directors To set the number of Directors at six (6). 2. Election of Directors For Withhold For Withhold For Withhold Fold 01. Jennifer Bath 02. James Kuo 03. Greg Smith 04. Robert Burke 05. Paul Andreola 06. Anna Pettersson For Withhold 3. Reappointment of Auditors Reappointment of Grant Thornton LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Against 4. Stock Option Plan To consider and, if thought fit, to pass an ordinary resolution approving and ratifying the Company’s 10% rolling stock option plan, as more particularly described in the accompanying Information Circular. Fold Signature(s) Date Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, MM / DD / YY and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. TLRQ 326153 XXXX AR1 999999999999 01RTSD